Exhibit 3.95

ARTICLES OF ORGANIZATION

OF

ANTICLINE DISPOSAL, LLC

A Wyoming Limited Liability Company

The undersigned two or more persons hereby file these Restated Articles of Organization and hereby form a limited liability company under the Wyoming Limited Liability Company Act and adopt as the Articles of Organization of such limited liability company the following:

I.   The name of the limited liability company: AntiCline Disposal, LLC

II.    The period of its duration: Thirty years from the date of filing of these Articles of Organization with the Secretary of State of the State of Wyoming.

III.    The purpose for which the limited liability company is organized: The Company shall have unlimited power to engage in and do any lawful act concerning any or all lawful businesses for which limited liability companies may be organized according to the laws of the State of Wyoming, excluding banking and insurance, including all powers and purposes now and hereafter permitted by law to a limited liability company.

IV.     A. The address of the registered office in Wyoming: 12994 Highway 189, Daniel, Wyoming 83115.

B.   The name and address of the registered agent in Wyoming: William Fiant, 12994 Highway 189, Daniel, Wyoming 83115.

V.     The total amount of cash contributed: The initial amount of capital contribution is $1,000.00, which will be contributed by the members.

VI.     The total additional contributions, if any, agreed to be made by all members and the times at which or events upon the happening of which they shall be made: Additional contributions shall be made at such times and in such amounts as may be agreed by the Company and/or the members as provided in the Operating Agreement.

VII.    Additional Members. The members have the right to admit additional members at such times and on such terms and conditions as all members may unanimously agree as provided in the Operating Agreement of the Company.

VIII.  Continuation of Company. Any remaining members of the limited liability company may continue the business on death, retirement, resignation, expulsion, bankruptcy, or dissolution of a member, or occurrence of any other event which terminates the continued membership of a member in the company, as provided in the Operating Agreement of the Company

IX.  Managment. The company will be operated by co-managers. The names and addresses of the co-managers who are to serve as co-managers until the first annual meeting of members or until their successors are elected and qualified are:

William Fiant	Albert Jordan
12994 Highway 189	3720 Placid
Daniel, Wyoming 83115	Casper, Wyoming 82604

XI.    Any other provision for the regulation of the internal affairs of the limited liability company:

1.     The Company shall indemnify an individual made a party to a proceeding because he is or was a manager, officer, organizer, employee or agent of the Company against liability incurred in the proceeding if:

a.     He conducted himself in good faith;

b.     He reasonably believed that his conduct was in or at least not opposed to the Company’s best interest; and

c.     In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

2.     Indemnification shall also be provided for an individual’s conduct with respect to an employee benefit plan if the individual reasonably believed his conduct to be in the interests of the participants in and beneficiaries of such plan.

3.     The Company shall pay for or reimburse the reasonable expenses incurred by a manager, officer, organizer, employee or agent of the Company who is a party to a proceeding in advance of final disposition of the proceeding if:

a.     The individual furnishes the Company a written affirmation of his good faith belief that he has met the standard of conduct described herein;

b.     The individual furnishes the Company a written undertaking executed personally or on his behalf to repay the advance if it is ultimately determined that he did not meet the standard of conduct; and

c.     A determination is made that the facts then known to those making the determination would not preclude indemnification under the law.

The undertaking required by this paragraph shall be an unlimited general obligation, but need not be secured and may be accepted without reference to financial ability to make repayment.

4.     The indemnification and advance of expenses authorized herein shall not be exclusive to any other rights to which any manager, officer, organizer, employee or agent may be entitled under any bylaw, agreement, vote of members or disinterested managers or otherwise. The Articles of Organization shall not be interpreted to limit in any manner the indemnification or right to advancement for expenses of an individual who would otherwise be entitled thereto. These Articles of Organization shall be interpreted as mandating indemnification and advancement of expenses to the extent permitted by law.

5.     In addition to the foregoing, the Company shall indemnify and save the organizers harmless for all acts taken by them as organizers of the Company, and shall pay all costs and expenses incurred by or imposed upon them as a result of the same, including compensation based upon the usual charges for expenditures required of them in pursuit of the defense against any liability arising on the account of acting as organizers or on the account enforcing the indemnification right hereunder, and the Company releases them from all liability for any such act as organizers not involving willful or grossly negligent misconduct.

DATED this 29 day of March, 2001.

/s/ William Fiant	/s/ Al Jordan
WILLIAM FIANT	AL JORDAN